

October 16, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

>   **Re: Liberty Global Ltd.**
>   **Form 10-K for the Year Ended December 31, 2023**
>   **Filed February 15, 2024**
>   **Response Dated September 6, 2024**
>   **File No. 001-35961**

Dear Charles H. R. Bracken:

We have reviewed your September 6, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion and Analysis of our Reportable Segments, page II-6

1.   Please revise the MD&A discussions of your reportable segment results so they are consistent with your footnote segment disclosures revised in accordance with ASC 280.

Note 19. Segment Reporting, page II-116

2.   We note your response to prior comment 1. We also note the proposed disclosures present revenues that combines revenues from external customers and intersegment revenues prior to eliminating intersegment revenue. We continue to believe you should separately disclose revenues from external customers and revenues from

transactions with other operating segments, as required by ASC 280-10-50-22(a) and (b). Please revise or explain the basis for your presentation.

3. We note your proposed disclosure to prior comment 2. Please explain to us what you mean by "significant accounting policies of our reportable segments are principally the same" as those of Liberty Global. Tell us what "principally the same" means. Also, tell us how the accounting policies differ.

4. We note your response to prior comment 3. We continue to believe your proposed disclosure does not comply with ASC 280-10-50-30(b) that requires the total of the reportable segments' measures of profit or loss be reconciled to the public entity's consolidated income before income taxes and discontinued operations. Please revise your reconciliations to start with the total of the measures of profit or loss for all of your reportable segments. Please similarly revise other required reconciliations, such as reportable segments' revenues and assets, to start with the total of the reportable segments' amounts. See ASC 280-10-50-30(a), (c), and (d). If you do not agree, please explain the basis for your presentation.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology